JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

June 10, 2024

VIA EDGAR

Benjamin Holt
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Perceptive Capital Solutions Corp
Registration Statement on Form S-1
Filed May 21, 2024, as amended
File No. 333-279598

Dear Ladies and Gentlemen:

On June 7, 2024, the undersigned, for itself and the other several underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:30 p.m. Eastern time on Monday, June 10, 2024, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

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[Signature Page Follows]

Very truly yours,
JEFFERIES LLC
By:	/s/ Tina Pappas
Name: Tina Pappas Title: Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Withdrawal of Effectiveness Letter]